


1001 West Fourth St.
Winston-Salem NC 27101-2400
t 336 607 7300 f 336 607 7500

W. Randy Eaddy
direct dial 336 607 7444
direct fax 336 734 2665
readdy@kilpatricktownsend.com

April 30, 2012

VIA EDGAR and Federal Express

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

> Attention: Christina Chalk, Senior Special Counsel
>
> **_Re: Cardinal Bankshares Corporation (the "Company")_**
> **_Definitive Proxy Statement filed on April 20, 2012_**
> **_Filed by Schaller Equity Partners, et al._**
> **_EDGAR File No. 0-28780_**

Ladies and Gentlemen:

At the request and on behalf of our clients, Schaller Equity Partners (the "***Partnership***") and the other participants identified in the above-referenced Proxy Statement (collectively, the "***Participants***"), we provide below a response to the Staff's letter dated April 27, 2012. Our response follows the comments from the Staff's letter, which we have set out below in bold face type.

Two copies of this letter are being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to "we", "our" or "us" in the responses below refer to the Participants. In the case of all responses to comments, however, the use of such first-person pronouns reflects statements of the Participants as if they were the signatories of this letter (rather than this firm on their behalf).

1.   **Please describe, with a view to further disclosure if necessary, any contacts between you [SIC] and any participant in this solicitation or their affiliates (either before or after Mr. Logue's termination). Specifically describe the approximate date, content of the communications, form of the communication and substance thereof. In addition, analyze whether Mr. Logue is a participant in this solicitation and what, if anything, he has done to facilitate it.**

Securities and Exchange Commission
April 30, 2012
Page 2

Response:

As a preliminary matter, we assume the Staff's use of "you" above is intended to refer to the Partnership (or Mr. Schaller) or members of the Coalition, rather than to this law firm per se. We address each such possibility below, but we do so with respect to this firm subject to preserving the attorney-client privilege. Additionally, in light of aspects of the Company's complaint referenced by the Staff prior to its specific inquiries, we recognize the Staff's apparent concern about the complaint's insinuations with respect to Mr. John Paul Houston and the Partnership in connection with certain purchases of the Company's securities. While we respond on their respective behalves below, we have also attached as Annex A Mr. Houston's more detailed statement directly addressing his contacts with Mr. Logue.

1.   No member of the Coalition or any other Participant in this proxy solicitation (including the Partnership, Mr. Schaller and Mr. Houston) has had any contact with Mr. Logue to solicit or obtain any information relating to the Coalition's solicitation of proxies. While Mr. Schaller informed Mr. Logue, after the fact, that the Partnership intended to conduct a proxy solicitation, neither Mr. Schaller nor any other Participant sought any advice or other assistance from Mr. Logue (and he did not provide any such assistance) concerning the development of strategies or materials for use in the proxy solicitation. Mr. Logue has not had, in any other manner, any role in the Coalition's proxy solicitation, and he is not a participant in it on any basis.

2.   Prior to the formation of the Coalition in mid-January 2012, no member of the would-be Coalition had any contact with Mr. Logue (whether before or after his termination with the Company), except (a) for Mr. Schaller and Mr. Houston (which contacts are discussed more specifically below) and (b) for purely incidental contacts by other members solely in the capacity as customers of the Bank of Floyd or incidental encounters with Mr. Logue at events in the Floyd area (prior to his departure from the Company) as a result of his prominent position as an executive officer of the Company and the Bank. In no such capacity or encounter did any such person have discussions with Mr. Logue that relate to such person's subsequent involvement in this proxy solicitation.

3.   Mr. Schaller had numerous contacts with Mr. Logue during and after the time of Mr. Logue's employment with the Company. The essence of such contacts during the time of his employment with the Company are disclosed in the Coalition's Proxy Statement, and relate to Mr. Schaller's discussion of his ideas and aspirations for improving the Bank's performance. Following Mr. Logue's departure (about which Mr. Logue did not tell Mr. Schaller in advance), Mr. Schaller continued to be in touch with Mr. Logue because, as disclosed in the Proxy Statement, Mr. Schaller had a high regard for Mr. Logue. Over time, Mr. Schaller developed a friendship with Mr. Logue, and reached out to him to discuss how Mr. Logue and his family were doing. During such contacts, Mr. Logue never revealed to Mr. Schaller why he had left the Company, and that reason is still not known by Mr. Schaller because the purported reasons in the Company's complaint are not reliable. More generally, Mr. Logue did not share with Mr. Schaller any confidential information about the Company or the Bank during any such contacts. Mr. Schaller, on some of those occasions, would inform Mr. Logue of what the Partnership had done (or might be considering) with respect to the Company, but such discussions were casual and incidental to the friendship the two had formed, and were not in connection with seeking advice or other input from Mr. Logue regarding the Partnership's or Mr. Schaller's proposed actions. On no occasion did Mr. Logue participate in (or provide any information for) any public (or private, for that matter) communication by the Partnership or Mr. Schaller with or concerning the Company.

Securities and Exchange Commission
April 30, 2012
Page 3

4.   Mr. Houston's principal contacts with Mr. Logue related to discussions during Mr. Logue's employment with the Company and concerned a then-proposed business relationship between the Bank and Mr. Houston's business firm, which is described in detail in Annex A. As discussed in Annex A, such contacts were made known to the Company's Chairman and CEO, Mr. Moore. No such contact related to any matter that ultimately became a part of the Coalition's proxy solicitation.

5.   While not directly related to this proxy solicitation, we also want to address the particularly reckless and baseless insinuations in the Company's complaint that the Partnership and/or Mr. Houston's firm received material non-public information from Mr. Logue that was used in connection with certain of their respective transactions in the Company's securities. Each and every such insinuation is false. Moreover, but for the regrettably absolute protection afforded to allegations made in a complaint, these insinuations would be subject to a lawsuit by them against the Company for defamation. The Company has strung together a series of coincidental dates and events and insinuated a causal nexus in a vindictive attempt to disparage the Partnership, Mr. Schaller and Mr. Houston, along with Mr. Logue, with the knowledge (and likely intent) that it would cause the Staff to inquire about a relationship between Mr. Logue and this proxy solicitation. As stated above, there is no such relationship, and no truth otherwise in the complaint's insinuations.

6.   While we do not believe the Staff's comment was intended as an independent inquiry about this firm per se, we are happy to respond, in case it may facilitate the Staff's satisfaction of its concern, that no member of this firm has had any contact with Mr. Logue at any time.

* * * * *

In the event that it may be necessary, the Participants hereby reaffirm, as they previously acknowledged in response to the Staff, that they acknowledge that (i) the Participants are responsible for the adequacy and accuracy of the disclosure in their filing; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Participants' filing; and (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We are expressly authorized to make the above reaffirmation on behalf of the Participants.

Securities and Exchange Commission
April 30, 2012
Page 4

     The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (336) 607-7444 or Matthew S. Chambers at (336) 607-7313.

     Thank you for your consideration in this matter.

Sincerely,

/s/ W. Randy Eaddy

W. Randy Eaddy

Enclosures

cc: Mr. Douglas E. Schaller
       Mr. John Paul Houston
       James W. Stevens, Esq.
       Matthew S. Chambers, Esq.

ANNEX A

Statement of John Paul Houston

April 30, 2012

—————————————————

This statement is written for use in response to the April 27, 2012 letter of the Staff of the SEC, to provide a more detailed explanation of my past and ongoing relationship with Mr. Henry Logue, in light of the defamatory and libelous accusations about my involvement with alleged improprieties between Mr. Logue and Cardinal Bankshares Corporation ("Cardinal").

In or around December of 2008, Mr. Brecc Avellar (formerly of my firm, INVEST Financial), Mr. David Hensley (registered principal, INVEST Financial) and I visited with Mr. R. Leon Moore (the Chairman and CEO of Cardinal) suggesting the possibility of exploring an affiliation between INVEST Financial and Cardinal. Mr. Moore was very cordial and receptive to our visit and mentioned at that meeting that brokerage services and insurance services were something he wanted the Bank to explore and felt that community banks benefit from the income derived from these services. I had casual conversations with Mr. Moore over the next year, however we never moved beyond "talk" for all of 2009. I was in the Bank lobby several times in a typical week during 2009 and would sometimes remind Mr. Moore that we needed to "get busy" on our possible affiliation. Mr. Moore was always "too busy" to move forward, but never said he was not interested. On several occasions, he asked me to check with him at a later date.

In or around early 2010, Mr. Moore asked me to make a presentation on an affiliation with our firm to the Cardinal Board of Directors. My business partner, Mr. Gary Stone, and I made a presentation to the Board. We were well received and two Board members (Mr. William Gardner and Dr. J. Howard Conduff) indicated to me after the meeting that they were of the impression that we were moving forward with an affiliation.

At Cardinal's April 2010 annual shareholders meeting, I was introduced for the first time to Mr. Henry Logue. As I recall, Mr. Logue was Executive Vice-President, but there was an expectation he would succeed Mr. Moore as President in the near future. It is my recollection that, at this meeting, Mr. Moore announced that this shareholders meeting would be his last as Chairman. It was apparent to me that Mr. Logue would be a key decision-maker regarding my firm's potential affiliation with Bank of Floyd.

Around May or June of 2010, Mr. Logue visited with me in my office. At this meeting, Mr. Logue informed me that Mr. Moore had discussed our potential affiliation with him and charged him to work out the details. Mr. Logue did inform me that the final decision would be Mr. Moore's.

From that time and until Mr. Logue's departure (around May 2011), we had several meetings. Some of these meetings involved discussions about how an affiliation with an investment and/or trust company could be set up. Some of these meetings were just lunch, with no discussion of business. Mr. Logue and I became and are presently personal friends. I am a registered principal with INVEST Financial and conduct branch exams for offices in Mississippi, which is where Mr. Logue relocated after leaving Cardinal. When I travel to Mississippi, I try to visit Mr. Logue. My last such visit with Mr. Logue was in January 2012, although I spoke with him last week upon hearing about Cardinal's lawsuit against him in order to convey my sadness that he was being sued by Cardinal.

I am incensed by Cardinal's and Mr. Moore's insinuation that Mr. Logue entered into negotiations with my firm without the knowledge of Cardinal or Mr. Moore. Mr. Moore clearly knew about those negotiations. First, Mr. Moore had a copy of my firm's proposed agreement before Mr. Logue was hired. I personally delivered it to him in a mailing folder. Secondly, Mr. Gary Stone and I made a presentation to the Cardinal Board earlier in 2010. Thirdly, knowing Mr. Moore was the ultimate decision-maker, I made it a point to discuss with Mr. Moore, on several occasions, that I was meeting with Mr. Logue about that matter. Mr. Moore never expressed any angst or desire to slow our discussions.

I was very impressed with Mr. Logue, so when he left the Bank and returned to Mississippi, I offered to contract him to work for my firm with an office in Mississippi. We even began preliminary contracting paperwork. This ceased when he took a job as President of the Planters and Merchants Bank. We discussed other possibilities for working together in Mississippi, but nothing transpired.

There was never any discussion of non-publicly available information between Mr. Logue and me. I cannot recall any discussions of Cardinal's financial information at any time. When we talked business, we discussed ancillary bank services, such as brokerage or insurance.

Shortly after Mr. Logue left employment with Cardinal, I asked him why he left. His response was, "I cannot say." I respected that and never asked him again.

I have not received instruction or communication from Mr. Logue regarding our proxy contest with Cardinal, beyond emailing him newspaper articles and links to EDGAR.

I had read Mr. Schaller's open letters to shareholders of Cardinal in The Floyd Press and the article written in the Roanoke Times, but my first discussion with Mr. Schaller occurred on November 14, 2011. This was a telephone call. I emailed Mr. Schaller my contact information that day and followed up with a thank you email on November 15.